VIA EDGAR

Deutsche Bank Securities Inc.

1 Columbus Circle

New York, New York 10019

March 26, 2026

Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

100 F Street, N.E.

Washington, D.C. 20549

Re:	KPET Ultra Paceline Corporation
Registration Statement on Form S-1
Registration File No. 333-294067

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended (the “Act”), we, as representative of the several underwriters, hereby join in the request of KPET Ultra Paceline Corporation (the “Company”) for acceleration of the effective date of the above-named Registration Statement on Form S-1, as amended, so that it becomes effective at 4:00 PM, Eastern Time, on March 30, 2026, or as soon thereafter as practicable, or at such other time as the Company or its outside counsel, Vinson & Elkins LLP, request by telephone that such Registration Statement be declared effective.

Pursuant to Rule 460 under the Act, we, as representative of the several underwriters, wish to advise you that we intend to distribute to each underwriter, dealer or institution who is reasonably anticipated to participate in the offering as many copies of the Preliminary Prospectus included in the above-named Registration Statement, as amended, as appears to be reasonable to secure adequate distribution of the Preliminary Prospectus.

We, the undersigned, as representative of the several underwriters, will comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

[Signature Page Follows]

Very truly yours,

By:	Deutsche Bank Securities Inc.

By:	/s/ Eric Hackel
	Name:	Eric Hackel
	Title:	Managing Director

By:	/s/ Jeffrey H. Bunzel
	Name:	Jeffrey H. Bunzel
	Title:	Managing Director